Exhibit 99.1

InterOil "LNG from PNG" Presentation

SINGAPORE and PORT MORESBY, Papua New Guinea, Jan. 6, 2016 /PRNewswire/ -- InterOil Corporation's (NYSE: IOC; POMSoX: IOC) Executive Vice President of Papua New Guinea Operations, Thomas Nador, is presenting in investor meetings at the Goldman Sachs Global Energy Conference in Miami on January 6 and 7, and at a Goldman Sachs LNG roadshow in Houston on January 8, 2016.

A copy of the presentation is available on the company website at www.interoil.com.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn	David Wu	Cynthia Black
Senior Vice President	Vice President	Investor Relations
Investor Relations	Investor Relations	North America
T: +65 6507 0222	T: +65 6507 0222	T: +1 212 653 9778
E: michael.lynn@interoil.com	E: david.wu@interoil.com	E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Ann Lee	John Hurst
Communications Specialist	Cannings Corporate
Corporate Affairs	Communications
T: +65 6507 0222	T: +61 418 708 663
E: ann.lee@interoil.com	E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.